Filed by Graf Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Graf Acquisition Corp. IV

Commission File No. 001-40427

Date: April 14, 2023

This filing relates to the proposed merger involving Graf Acquisition Corp. IV (“Graf”) and NKGen Biotech, Inc. (“NKGen”), pursuant to the terms of that certain Agreement and Plan of Merger, dated April 14, 2023 (the “Merger Agreement”, the transactions pursuant to the Merger Agreement and ancillary documents, the “Business Combination”).

The following was made available by NKGen to its employees on April 14, 2023.

From: Paul Song <psong@nkgenbiotech.com>

Sent: Friday, April 14, 2023,6:22 PM

To: NKGen Biotech <nkgenbiotech@nkgenbiotech.com>

Subject: NKGen will become a public company via a merger with Graf Acquisition Corp. IV, a special purpose acquisition company

Dear NKGen Team,

Today, I’m delighted to let you know that NKGen has entered into a definitive merger agreement with Graf Acquisition Corp. IV (“GRAF”), a special purpose acquisition company (“SPAC”) led by fames Graf. Upon closing of the transaction, NKGen will become a public company and trade on a public stock exchange in the United States. We are excited to share more details about this and what it means for the company, and for you.

Inthe meantime, we encourage you to read the press release NKGen Biotech, Inc. to Become Publicly Traded Company via (globenewswire.com) for more details.

This is a very exciting day and an important next step in furthering our goal of harnessing the power of the body’s immune system through development of natural killer cell therapies.

Sincerely, Paul

Source: NKGen Biotech

April 14, 2023 20:19 ET

NKGen Biotech, Inc. to Become Publicly Traded Company

via Business Combination with Graf Acquisition Corp. IV

●	NKGen Biotech, Inc. (“NKGen”), a clinical stage Natural Killer (NK) cell therapy company, has entered into a merger agreement with Graf Acquisition Corp. IV
●	NKGen Biotech, Inc.’s non-genetically modified, enhanced and expanded NK cells have the potential to be a possible treatment for Alzheimer’s and Parkinson’s diseases and other neurodegenerative and oncological diseases
●	NKGen is expected to have a pro forma enterprise value of at least $160 million, based on $145 million in pre-money equity value plus conversion to equity at closing of at least $15 million of outstanding private convertible securities and accrued interest
●	Initial Phase I trial data expected to be presented at the American Society of Clinical Oncology Annual Meeting in June 2023 and the Alzheimer’s Association International Conference in July 2023
●	As a closing condition to the business combination, at least $50 million in net proceeds are required, including up to $25 million backstop commitment from NKGen Biotech’s majority stockholder, which proceeds are expected to be used toward the funding of NKGen Biotech, Inc.’s Phase II trials and operations through Q2 2025
●	Anticipated closing of business combination in Q3 2023

SANTA ANA, Calif., and THE WOODLANDS, Texas, April 14, 2023 -- NKGen Biotech, Inc. (“NKGen”), a clinical-stage biotechnology company focused on the development and commercialization of innovative autologous, allogeneic and CAR-NK Natural Killer (“NK”) cell therapeutics, and Graf Acquisition Corp. IV (NYSE: GFOR, GFOR.U, GFOR WS) (“Graf”), a New York Stock Exchange-listed special purpose acquisition company founded by serial SPAC founder James Graf, along with Sabrina McKee and Tony Kuznik, announced today that they have entered into a definitive agreement (the “Merger Agreement”) for a business combination(the “Business Combination”). Upon the closing of the Business Combination, Graf will be renamed “NKGen Biotech, Inc.” and is expected to be listed on the New York Stock Exchange, NYSE American or Nasdaq under the ticker symbol “NKGN”.

Using cell expansion and activation technology and cell therapy manufacturing expertise, NKGen believes it can ultimately expand natural killer cells at commercial scale while significantly enhancing cytotoxicity. NKGen’s lead product candidate, SNK01, is currently in a Phase 1 clinical trial in Mexico for the treatment of advanced Alzheimer’s disease and two Phase 1/2 trials in the United States for advanced refractory solid tumors as a monotherapy and in combination with other agents including checkpoint inhibitors and cell engagers. On October 17, 2022, NKGen’s Investigational New Drug Application for SNK02, an allogeneic cell therapy, received U.S. FDA clearance for initiation of clinical trials in refractory solid tumors.

NKGen, which is based in Santa Ana, CA, has been funded since its inception in 2017 primarily by its majority stockholder, NKMAX Co., Ltd. (“NKMAX”), a public company based in Korea led by its Chairman and CEO Sangwoo Park, who is also the Chairman of NKGen. NKMAX funds and conducts much of the R&D activities supporting the intellectual property exclusively licensed by NKGen for all markets outside of Asia, including the United States and Europe. NKGen is led by CEO Paul Y. Song, M.D., who was the first employee of NKGen in 2017. NKGen has a 25,000 sq. ft. wholly-owned and commercially licensed cGMP facility in Santa Ana, CA.

Management Commentary

Paul Y. Song, M.D. CEO of NKGen, said, “The team at Graf fully understands and appreciates our novel NK cell therapy platform technology and our overall mission to help patients in real clinical need, especially those with neurodegenerative diseases. We believe that the Business Combination represents a key step in our overall growth strategy. We believe having access to the public markets will help enable us to fund our clinical development in advanced neurodegenerative diseases and support the launch of our off-the-shelf allogenic program in oncology”, commented Dr. Song. “We are looking forward to highlighting our technology and the many key roles NK cells play in human health, and we expect to demonstrate how our portfolio of autologous (SNK01), allogeneic (SNK02) and CAR-NK products may be used not only for cancer, but for neurodegenerative and autoimmune diseases as well.”

James Graf, CEO of Graf, said, “We are excited to partner with Sangwoo, Paul and the whole NKGen team to help realize their long-term potential. Graf has looked at numerous potential biotech companies and after reviewing NKGen’s science, differentiated manufacturing and cryopreservation technology, NKGen really stood out to our team. But what really resonated for us is NKGen’s commitment to developing treatments addressing unmet areas of neurodegenerative diseases.”

Sangwoo Park, Founder and Executive Chairman of NKGen and Chairman and CEO of NKMAX, added: “We are excited to take this next step in bringing potentially innovative treatments to patients who currently have limited options. The guiding force behind our company has always been focused on improving the lives of patients. The passion and commitment of the NKGen team to help realize this mission is the backbone of our company.” Mr. Park further commented, “The Business Combination with Graf is an important step in our long-term strategy to become a leader in NK cell therapies. We expect that the combined business will potentially provide much needed capital to fund our clinical trials in neurodegenerative disease and cancer.”

Transaction Overview

Pursuant to the Business Combination, NKGen is expected to have a pro forma enterprise value of at least $160 million, based on $145 million in pre-money equity value plus conversion to equity at closing of at least $15 million of outstanding private convertible securities and accrued interest. Graf and NKGen will pursue new PIPE funding prior to the closing of the Business Combination and NKMax will backstop up to $25 million cash funded at $10.00 per share pursuant to a backstop agreement. The Business Combination contemplates a minimum of $50 million of net transaction cash proceeds (the “Minimum Cash Condition”), which proceeds are expected to be used toward the funding of the combined company’s business and Phase II trials and operations through Q2 2025.

The Business Combination has been approved by the boards of directors of both NKGen and Graf, and by NKMAX, and is expected to close in the Q3 2023. The closing is subject to approval by Graf stockholders and satisfaction or waiver of other customary closing conditions, including satisfying the Minimum Cash Condition, approval for listing of the shares of the combined company approved on the New York Stock Exchange, NYSE American or Nasdaq Stock Market, as mutually determined by Graf and NKGen.

Additional information about the proposed merger, including a copy of the Merger Agreement, will be provided in a Current Report on Form 8-K to be filed by Graf with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Advisors

Cooley LLP is acting as legal advisor to NKGen and NKMAX. White & Case LLP is acting as legal advisor to Graf.

About Graf Acquisition Corp. IV

Graf Acquisition Corp. (NYSE: GFOR, GFOR.U, GFOR WS) is a blank-check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

About NKGen Biotech, Inc.

NKGen Biotech, Inc. is a clinical-stage biotechnology company incorporated as a Delaware corporation and focused on the development and commercialization of innovative autologous, allogeneic and CAR-NK Natural Killer (NK) cell therapeutics. The company is headquartered in Santa Ana, CA.

Changes and Additional Information About the Business Combination and the Extension and Where to Find It

This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that Graf has filed or may file with the SEC in connection with the proposed Business Combination. The information in this press release has not been reviewed by the SEC and certain information may not comply in certain respects with SEC rules.

Graf has filed a preliminary proxy statement on April 10, 2023 and intends to file a definitive proxy statement, when available, with the SEC, to be used at its special meeting (the “Special Meeting”) of stockholders to approve an extension of time in which Graf must complete an initial business combination or liquidate the Trust Account that holds the proceeds of Graf’s initial public offering from May 25, 2023 to September 29, 2023 (the “Extension”). Graf’s stockholders and other interested persons are advised to read, when the preliminary proxy statement and, when available, the definitive proxy statement relating to the Extension, as these materials will contain important information about the Extension, NKGen, Graf and the Business Combination. The definitive proxy statement and other relevant materials for the Extension will be mailed to stockholders of Graf as of a record date to be established for voting on the Extension.

In addition, if the Extension is approved at the Special Meeting, Graf intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement/prospectus of Graf, that will be both the proxy statement to be distributed to holders of Graf’s common stock in connection with its solicitation of proxies for the vote by Graf’s stockholders with respect to the proposed Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the proposed Business Combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Graf’s stockholders to be held to approve the proposed Business Combination and other matters (the “Business Combination Special Meeting”). Graf may also file other documents with the SEC regarding the proposed Business Combination. Graf stockholders and other interested persons are advised to read, when available, the Registration Statement, including the proxy statement/prospectus contained therein, as well as any amendments or supplements thereto, because they will contain important information about the proposed Business Combination. When available, the definitive proxy statement/prospectus will be mailed to Graf stockholders as of a record date to be established for voting on the proposed Business Combination and the other matters to be voted upon at the Business Combination Special Meeting.

Graf’s stockholders may obtain copies of the aforementioned documents and other documents filed by Graf with the SEC, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Graf Acquisition Corp. IV, 1790 Hughes Landing Blvd., Suite 400, The Woodlands, TX, Attention: Anthony A. Kuznik, EVP & General Counsel or tony@grafacq.com.

Participants in the Solicitation

Graf and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Graf’s stockholders with respect to the Extension. Information regarding the persons who may be deemed participants in the solicitation of proxies from Graf’s stockholders in connection with the Extension is contained in the preliminary proxy statement and, when available, the definitive proxy statement relating to the Extension, which are or will be filed with the SEC.

In addition, Graf, NKGen, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Graf’s stockholders with respect to the Business Combination. Information regarding the persons who may be deemed participants in the solicitation of proxies from Graf’s stockholders in connection with the Business Combination will be contained in the proxy statement/prospectus forming a part of the Registration Statement Registration Statement and the definitive proxy statement/prospectus relating to the Business Combination, when available, which will be filed with the SEC.

Investors and security holders may obtain more detailed information regarding the names of Graf’s directors and officers and their interests in Graf in Graf’s filings with the SEC, including Graf’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023 (the “2022 Form 10-K”). Investors and security holders of Graf and NKGen are urged to carefully read the aforementioned documents and other relevant documents that Graf will file with the SEC in connection with the Extension and the Business Combination, when they become available, because they will contain important information about the Extension and the proposed Business Combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” ‘believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements, other than statements of present or historical fact included in this press release, regarding the proposed Business Combination between Graf and NKGen, the Extension, NKGen’s or Graf’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated net proceeds from the Business Combination, ability of NKGen to fund its Phase II trials through 2025 with net proceeds from the Business Combination, ability to obtain any PIPE investments, expectations regarding NKGen’s product candidates and clinical trials, including the timing of initiation of clinical trials, NKGen’s ability to ultimately expand natural killer cells at commercial scale while significantly enhancing cytotoxicity, expectations regarding the launch of NKGen’s off-the-shelf allogenic program in oncology, market position and ability to become a leader in NK cell therapies and objectives of management are forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NKGen’s or Graf’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the risk that Graf’s stockholders do not approve the Extension at the Special Meeting and any subsequent extensions of the date by which Graf has to complete an initial business combination deadline if sought by Graf; the risk that, following approval of the Extension, the Business Combination is not completed in a timely manner in accordance with the extended outside date Graf has to complete an initial business combination under its amended and restated certificate of incorporation; the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by Graf’s stockholders, the satisfaction of the minimum cash condition and the receipt of certain governmental and regulatory approvals; the inability to obtain any PIPE investments; the effect of the announcement or pendency of the Business Combination on NKGen’s business relationships, operating results, and business generally; risks that the proposed Business Combination disrupts the current plans and operations of NKGen; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to meet the listing standards of the NYSE or Nasdaq, as applicable; costs related to the Business Combination; NKGen’s ability to manage clinical trials or studies, including any compassionate use programs; the dependence on the success of NKGen’s SNK natural killer cell technology platform; the risks related to the need for substantial additional funding to support NKGen’s operations and pursue its growth strategy; the complexity of numerous regulatory and legal requirements that NKGen needs to comply with; the failure to obtain regulatory approval for NKGen’s product candidates; the impact of global pandemics; the outcome of any legal proceedings that may exist or be instituted against NKGen or against Graf related to the proposed Business Combination, including uncertainties related to potential litigation involving Graf or NKGen; the amount of redemption requests made by Graf’s public stockholders; the failure to obtain, adequately protect, maintain or enforce NKGen’s intellectual property rights; the ability of Graf or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; the costs associated with the combined company operating as a public company; the lack of active trading market for the combined company’s common stock; the concentrated ownership of the combined company common stock among NKGen’s existing executive officers, directors and principal stockholders; and those factors discussed in Graf’s Annual Report on Form 10-K for the year ended December 31, 2022, under the heading “Risk Factors,” and other documents filed, or to be filed, by Graf with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Graf nor NKGen presently know, or that Graf or NKGen currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Graf’s and NKGen’s expectations, plans, or forecasts of future events and views as of the date of this press release. Graf and NKGen anticipate that subsequent events and developments will cause Graf’s and NKGen’s assessments to change. However, while Graf and NKGen may elect to update these forward-looking statements at some point in the future, Graf and NKGen specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Graf’s and NKGen’s assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact information

NKGen Biotech

Denise Chua

dchua@nkgenbiotech.com

Graf Acquisition Corp. IV

Sabrina McKee

sabrina@grafacq.com